UNITED STATES
SECURITIES AND EXCHANGE COMMISSION
Washington, D.C. 20549

FORM 6-K

REPORT OF FOREIGN PRIVATE ISSUER PURSUANT TO RULE 13A-16 OR 15D-16 OF THE SECURITIES EXCHANGE ACT OF 1934

For the month of January 2021

Commission File Number:  001-36231

Scorpio Bulkers Inc.
(Translation of registrant’s name into English)

9, Boulevard Charles III, Monaco 98000
(Address of principal executive office)

Indicate by check mark whether the registrant files or will file annual reports under cover of Form 20-F or Form 40-F.

Form 20-F [X]       Form 40-F [  ]

Indicate by check mark if the registrant is submitting the Form 6-K in paper as permitted by Regulation S-T Rule 101(b)(1): [  ].

Note: Regulation S-T Rule 101(b)(1) only permits the submission in paper of a Form 6-K if submitted solely to provide an attached annual report to security holders.

Indicate by check mark if the registrant is submitting the Form 6-K in paper as permitted by Regulation S-T Rule 101(b)(7): [  ].

Note: Regulation S-T Rule 101(b)(7) only permits the submission in paper of a Form 6-K if submitted to furnish a report or other document that the registrant foreign private issuer must furnish and make public under the laws of the jurisdiction in which the registrant is incorporated, domiciled or legally organized (the registrant's "home country"), or under the rules of the home country exchange on which the registrant's securities are traded, as long as the report or other document is not a press release, is not required to be and has not been distributed to the registrant's security holders, and, if discussing a material event, has already been the subject of a Form 6-K submission or other Commission filing on EDGAR.

INFORMATION CONTAINED IN THIS FORM 6-K REPORT

Attached to this Report on Form 6-K as Exhibit 99.1 is a copy of the notice, proxy statement and proxy card of Scorpio Bulkers Inc. (the "Company") for the Company's Special Meeting of Shareholders scheduled to be held on February 3, 2021.

SIGNATURES

Pursuant to the requirements of the Securities Exchange Act of 1934, the registrant has duly caused this report to be signed on its behalf by the undersigned, thereunto duly authorized.

SCORPIO BULKERS INC. (registrant)
Dated: January 8, 2021
	By:	s/ Hugh Baker
Hugh Baker Chief Financial Officer

Exhibit 99.1

January 8, 2021
TO THE SHAREHOLDERS OF SCORPIO BULKERS INC.
Enclosed is a notice of a special meeting (the “Meeting”) of the holders of common shares (the “Shareholders”) of Scorpio Bulkers Inc. (the “Company”), which will be held at the office of Scorpio Commercial Management S.A.M., Le Millenium, 9, Boulevard Charles III, Monaco MC 98000 on February 3, 2021 at 9:00 a.m. local time, the Company’s proxy statement and certain other related materials. These materials may be found at http://www.edocumentview.com/SALT.
At the Meeting, Shareholders will consider and vote upon a proposal (the “Proposal”) to approve an amendment to the Company’s Amended and Restated Articles of Incorporation, as amended, to effect a change in name of the Company from “Scorpio Bulkers Inc.” to “Eneti Inc.”
Provided that a quorum is present, adoption of the Proposal requires the affirmative vote of a majority of all outstanding shares entitled to attend and vote at the Meeting. To constitute a quorum, there must be present either in person or by proxy shareholders of record holding at least one-third of the shares issued and outstanding and entitled to vote at the Meeting. If less than a quorum is present, a majority of those shares present either in person or by proxy will have the power to adjourn the Meeting until a quorum is present.
You are cordially invited to attend the Meeting in person. If you attend the Meeting, you may revoke your proxy and vote your shares in person.
WHETHER OR NOT YOU PLAN TO ATTEND THE MEETING, IT IS IMPORTANT THAT YOUR SHARES BE REPRESENTED AND VOTED AT THE MEETING. ACCORDINGLY, PLEASE COMPLETE, DATE, SIGN AND RETURN THE ENCLOSED PROXY CARD IN THE ENCLOSED ENVELOPE, WHICH DOES NOT REQUIRE POSTAGE IF MAILED IN THE UNITED STATES. YOU CAN ALSO VOTE BY INTERNET AND TELEPHONE BY FOLLOWING THE INSTRUCTIONS ON YOUR PROXY CARD. IF YOU ATTEND THE MEETING, YOU MAY REVOKE YOUR PROXY AND VOTE IN PERSON. ALL SHAREHOLDERS MUST PRESENT A FORM OF PERSONAL PHOTO IDENTIFICATION IN ORDER TO BE ADMITTED TO THE MEETING. IN ADDITION, IF YOUR SHARES ARE HELD IN THE NAME OF YOUR BROKER, BANK OR OTHER NOMINEE AND YOU WISH TO ATTEND THE MEETING, YOU MUST BRING AN ACCOUNT STATEMENT OR LETTER FROM YOUR BROKER, BANK OR OTHER NOMINEE INDICATING THAT YOU WERE THE OWNER OF THE SHARES ON DECEMBER 29, 2020.
ANY SIGNED PROXY RETURNED AND NOT COMPLETED WILL BE VOTED IN FAVOR OF THE PROPOSAL PRESENTED IN THE PROXY STATEMENT. THE VOTE OF EVERY SHAREHOLDER IS IMPORTANT AND YOUR COOPERATION WILL BE APPRECIATED.
Very truly yours, Emanuele Lauro Chairman and Chief Executive Officer

Monaco Le Millenium, 9, Boulevard Charles III, Monaco MC 98000 Tel: +377 9798 5715	New York 150 East 58th Street - New York, NY 10155, USA Tel: +1 646 432 1675
e-mail & website: info@scorpiobulkers.com www.scorpiobulkers.com

NOTICE OF SPECIAL MEETING OF SHAREHOLDERS
January 8, 2021
NOTICE IS HEREBY given that a special meeting (the “Meeting”) of the holders of common shares (the “Shareholders”) of Scorpio Bulkers Inc. (the “Company”) will be held on February 3, 2021 at 9:00 a.m. local time, at the office of Scorpio Commercial Management S.A.M., Le Millenium, 9, Boulevard Charles III, Monaco MC 98000 for the following purpose, which is more completely set forth in the accompanying proxy statement:
To consider and vote upon a proposal (the “Proposal”) to approve an amendment to the Company’s Amended and Restated Articles of Incorporation, as amended, to effect a change in the name of the Company from “Scorpio Bulkers Inc.” to “Eneti Inc.”
The Board has fixed the close of business on December 29, 2020 as the record date for the determination of the Shareholders entitled to receive this notice of Meeting and to vote at the Meeting or any adjournment thereof.
Shareholders of record holding at least one-third of the shares issued and outstanding and entitled to vote at the Meeting, who attend the Meeting in person or by proxy, shall be a quorum for the purposes of the Meeting. If less than a quorum is present, a majority of those shares present either in person or by proxy will have the power to adjourn the Meeting until a quorum is present.
WHETHER OR NOT YOU PLAN TO ATTEND THE MEETING, IT IS IMPORTANT THAT YOUR SHARES BE REPRESENTED AND VOTED AT THE MEETING. ACCORDINGLY, PLEASE COMPLETE, DATE, SIGN AND RETURN THE ENCLOSED PROXY CARD IN THE ENCLOSED ENVELOPE, WHICH DOES NOT REQUIRE POSTAGE IF MAILED IN THE UNITED STATES. YOU CAN ALSO VOTE BY INTERNET AND TELEPHONE BY FOLLOWING THE INSTRUCTIONS ON YOUR PROXY CARD. IF YOU ATTEND THE MEETING, YOU MAY REVOKE YOUR PROXY AND VOTE IN PERSON. ALL SHAREHOLDERS MUST PRESENT A FORM OF PERSONAL PHOTO IDENTIFICATION IN ORDER TO BE ADMITTED TO THE MEETING. IN ADDITION, IF YOUR SHARES ARE HELD IN THE NAME OF YOUR BROKER, BANK OR OTHER NOMINEE AND YOU WISH TO ATTEND THE MEETING, YOU MUST BRING AN ACCOUNT STATEMENT OR LETTER FROM YOUR BROKER, BANK OR OTHER NOMINEE INDICATING THAT YOU WERE THE OWNER OF THE SHARES ON DECEMBER 29, 2020.
ANY SIGNED PROXY RETURNED AND NOT COMPLETED WILL BE VOTED IN FAVOR OF THE PROPOSAL PRESENTED IN THE PROXY STATEMENT. THE VOTE OF EVERY SHAREHOLDER IS IMPORTANT AND YOUR COOPERATION WILL BE APPRECIATED.
This notice of Meeting, the proxy statement and certain other related materials may be found at http://www.edocumentview.com/SALT.
BY ORDER OF THE BOARD

January 8, 2021 Monaco	Fan Yang Secretary

(This page intentionally left blank)

SCORPIO BULKERS INC.
LE MILLENIUM, 9, BOULEVARD CHARLES III, MONACO MC 98000
________________________
PROXY STATEMENT FOR
SPECIAL MEETING OF SHAREHOLDERS
TO BE HELD ON FEBRUARY 3, 2021
________________________
INFORMATION CONCERNING SOLICITATION AND VOTING
General
The enclosed proxy is solicited on behalf of the board of directors (the “Board”) of Scorpio Bulkers Inc., a Marshall Islands corporation (the “Company”), for use at the special meeting (the “Meeting”) of holders of common shares of the Company (the “Shareholders”) to be held at the office of Scorpio Commercial Management S.A.M., Le Millenium, 9, Boulevard Charles III, Monaco MC 98000 on February 3, 2021 at 9:00 a.m. local time, or at any adjournment or postponement thereof, for the purposes set forth herein and in the accompanying notice of Meeting. This proxy statement and the accompanying form of proxy are expected to be mailed to the Shareholders entitled to vote at the Meeting on or about January 8, 2021. These materials may be found at http://www.edocumentview.com/SALT.
Voting Rights and Outstanding Shares
On December 29, 2020 (the “Record Date”), the Company had issued and outstanding 11,445,652 common shares, par value $0.01 per share. Each Shareholder of record at the close of business on the Record Date is entitled to one vote for each of the Company’s common shares then held. One or more Shareholders of record (in person or by proxy) holding at least one-third of the shares issued and outstanding and entitled to vote at the Meeting shall constitute a quorum for the purposes of the Meeting. The Company’s common shares represented by any proxy in the enclosed form will be voted in accordance with the instructions given on the proxy if the proxy is properly executed and is received by the Company prior to the close of voting at the Meeting or any adjournment or postponement thereof. Any proxies returned signed without instructions will be voted FOR the proposal set forth on the notice of Meeting.
The Company’s common shares are listed on the New York Stock Exchange under the symbol “SALT.”
Revocability of Proxies
A Shareholder may revoke its proxy at any time before it is exercised. A proxy may be revoked by filing with the Secretary of the Company at the Company’s principal executive office, Le Millenium, 9, Boulevard Charles III, Monaco MC 98000, a written notice of revocation by a duly executed proxy bearing a later date (not later than the Meeting date), or by attending the Meeting and voting in person.

PROPOSAL
APPROVAL OF AN AMENDMENT TO THE COMPANY’S AMENDED AND RESTATED
ARTICLES OF INCORPORATION, AS AMENDED, TO EFFECT A CHANGE IN THE NAME OF
THE COMPANY FROM “SCORPIO BULKERS INC.” TO “ENETI INC.”
The Board is submitting for approval at the Meeting an amendment to the Company’s Amended and Restated Articles of Incorporation, as amended (the “Articles of Incorporation”), to effect a change in the name of the Company from “Scorpio Bulkers Inc.” to “Eneti Inc.”
The language which will amend Article A of the Articles of Incorporation to change the name of the Company to “Eneti Inc.” is attached to this proxy statement as Exhibit A. If the Proposal is approved, the name of the Company will be changed to “Eneti Inc.” upon filing the amendment to the Articles of Incorporation with the Registrar of Corporations of the Republic of the Marshall Islands.
Required Vote. Adoption of the Proposal requires the affirmative vote of the holders of a majority of all outstanding shares entitled to attend and vote at the Meeting.
Effect of Abstentions. Abstentions will have the effect of voting AGAINST the Proposal.
THE BOARD UNANIMOUSLY RECOMMENDS A VOTE FOR THE APPROVAL OF AN AMENDMENT TO THE ARTICLES OF INCORPORATION TO EFFECT A CHANGE IN THE NAME OF THE COMPANY. UNLESS REVOKED AS PROVIDED ABOVE, SIGNED PROXIES RECEIVED BY MANAGEMENT WILL BE VOTED IN FAVOR OF THE PROPOSAL UNLESS A CONTRARY VOTE IS SPECIFIED.

SOLICITATION
The cost of preparing and soliciting proxies will be borne by the Company. Solicitation will be made primarily by mail, but Shareholders may be solicited by telephone, e-mail, or personal contact. The Board has retained Okapi Partners LLC as proxy solicitor in connection with the Meeting.
ELECTRONIC DELIVERY
Shareholders can access documents related to the Meeting at: http://www.edocumentview.com/SALT.
EFFECT OF ABSTENTIONS
An “abstention” occurs when a Shareholder sends in a proxy with explicit instructions to decline to vote regarding a particular matter. Abstentions are counted as present for purposes of determining a quorum. However, abstentions will have the effect of voting AGAINST the Proposal.
OTHER MATTERS
No other matters are expected to be presented for action at the Meeting. Should any additional matter come before the Meeting, it is intended that proxies in the accompanying form will be voted in accordance with the judgment of the person or persons named in the proxy.

By Order of the Board

Fan Yang Secretary
January 8, 2021 Monaco

EXHIBIT A
If the Proposal is adopted by the affirmative vote of a majority of all outstanding shares entitled to vote at the Meeting, Article “A” of the Company’s Amended and Restated Articles of Incorporation, as amended, will be amended and restated as follows:
“A.  The name of the Corporation shall be: Eneti Inc.”

Scorpio Bulkers

VOTE

Your vote matters – here's how to vote!

You may vote online or by phone instead of mailing this card.

Votes submitted electronically or by phone must be received by 1:00 a.m., Central Standard Time, on February 3, 2021.

Online
Go to **www.envisionreports.com/SALT** or scan the QR code – login details are located in the shaded bar below.

Phone
Call toll free 1-800-652-VOTE (8683) within the USA, US territories and Canada.

Save paper, time and money! Sign up for electronic delivery at www.envisionreports.com/SALT

Using a black ink pen, mark your votes with an **X** as shown in this example. Please do not write outside the designated areas. ☒

Special Meeting Proxy Card

▼ IF VOTING BY MAIL, SIGN, DETACH AND RETURN THE BOTTOM PORTION IN THE ENCLOSED ENVELOPE. ▼

+

B Authorized Signatures – This section must be completed for your vote to be counted. – Date and Sign Below

Please sign exactly as name(s) appears hereon. Joint owners should each sign. When signing as attorney, executor, administrator, corporate officer, trustee, guardian, or custodian, please give full title.

Date (mm/dd/yyyy) – Please print date below.	Signature 1 – Please keep signature within the box.	Signature 2 – Please keep signature within the box.
/ /		

0 1 D M +

03CJUD

Special Meeting Admission Ticket

Special Meeting of Shareholders of
Scorpio Bulkers Inc.

Upon arrival, please present this admission ticket and photo identification at the registration desk.

Small steps make an impact.

Help the environment by consenting to receive electronic delivery, sign up at www.envisionreports.com/SALT

▼ IF VOTING BY MAIL, SIGN, DETACH AND RETURN THE BOTTOM PORTION IN THE ENCLOSED ENVELOPE. ▼

Proxy — Scorpio Bulkers Inc.

Notice of Special Meeting of Shareholders

Office of Scorpio Commercial Management S.A.M., Le Millenium, 9 Boulevard Charles III, Monaco MC 98000
Proxy Solicited by Board of Directors for Special Meeting — February 3, 2021

The undersigned shareholder hereby appoints Emanuele A. Lauro and Fan Yang, and each of them individually, with the power to act without the other and with the full power of substitution, as proxies, and hereby authorizes them to represent the undersigned and to vote, as provided on the other side of this card, all of the shares of Scorpio Bulkers Inc. that the undersigned is entitled to vote at, and, in their discretion, to vote upon such other business as may properly come before the Special Meeting of Shareholders to be held at 9:00 am, local time, on February 3, 2021 at the Office of Scorpio Commercial Management S.A.M., Le Millenium, 9 Boulevard Charles III, Monaco MC 98000, or any postponement or adjournment thereof, with all powers which the undersigned would possess if present at the Meeting. THE SHARES REPRESENTED BY THIS PROXY, WHEN PROPERLY EXECUTED, WILL BE VOTED AS DIRECTED HEREIN, OR IF NO SUCH DIRECTION IS INDICATED, WILL BE VOTED "FOR" THE PROPOSAL PRESENTED IN THE PROXY STATEMENT. THE VOTE OF EVERY SHAREHOLDER IS IMPORTANT AND YOUR COOPERATION WILL BE APPRECIATED.

(Item to be voted appears on the reverse side.)

C Non-Voting Items

Change of Address — Please print new address below.

Comments — Please print your comments below.

Meeting Attendance
Mark box to the right if you plan to attend the Special Meeting. ☐